Exhibit 99.1

Sinovac Reports Unaudited First Half of 2017 Financial Results

BEIJING, China, December 1, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that it reported its unaudited financial results for the six months ended June 30, 2017.

Financial Highlights

•	Sales revenue for the first six months of 2017 was $66.9million compared to$12.3million in the prior year period, an increase of 442.6%. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine and a low comparison base in the second quarter of 2016 due to the Shandong vaccine scandal that negatively impacted the whole industry.

•	Net income attributable to common shareholders was $10.9million, or $0.19per basic and diluted share, compared to net loss attributable to common shareholders of $8.3 million, or $(0.14) per basic and diluted share, in the prior year period.

Business Highlights

Research and Development

Varicella –Sinovac obtained clinical research approval for its proprietary varicella vaccine candidate from the CFDA in September 2015 and completed clinical trials in 2017. The production license application was submitted to the CFDA in November 2017.

EV71 –In November 2017, Sinovac obtained clinical trial approval to conduct a trial on healthy children aged from three to five years old. This vaccine was initially approved in January 2016 to target healthy children aged from six months to three years old. The Company made an application to conduct clinical study in an expanded population in April 2017.

Mr. Weidong Yin, Chairman, President and CEO of the Sinovac, commented, “In the first half of 2017, we experienced a year-over-year revenue growth of 442.6%. The revenue increase was mainly driven by the sales of EV71 vaccine that we commercialized in 2016. After the Shandong incident, sales activities resumed after a new policy on vaccine distribution and logistics was implemented at the beginning of 2017. This resulted in higher first half sales of our regular vaccines, including Healive, Bilive, Anflu and mumps, than those of first half of 2016.

From the beginning of this year, we also had a few developments of our R&D programs. We filed production license application of our PPV-23, completed phase II trial of our Sabin-IPV, and completed phase III clinical trial of our varicella vaccine. We also filed an application of production license with CFDA for our varicella vaccine recently. We believe the pipeline products developments bring future growth potential. Sinovac will keep executing our strategy to develop and provide vaccines to address the unmet medical needs.”

Unaudited Financial Results for the First Six Months of 2017

	2017 1H	% of Sales	2016 1H	% of Sales
(In $000 except percentage data)
Hepatitis A – Healive	12,879	19.2%	4,524	36.7%
Hepatitis A&B – Bilive	4,928	7.4%	(1,143)	(9.3)%
Hepatitis vaccines subtotal	17,807	26.6%	3,381	27.4%
Influenza vaccine	(6)	0.0%	710	5.8%
Enterovirus 71 vaccine	48,751	72.9%	1,562	12.7%
Mumps vaccine	356	0.5%	286	2.3%
Regular sales	66,908	100.0%	5,939	48.2%

H5N1	-	0%	6,392	51.8%

Total sales	66,908	100.0%	12,331	100.0%

Cost of sales	7,735	11.6%	8,363	67.8%

Gross profit	59,173	88.4%	3,968	32.2%

Sales from continuing operations in the first half of 2017 were $66.9million compared to$12.3million in the prior year period. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine and a low comparison base in the second quarter of 2016 due to the Shandong vaccine scandal.

Gross profit from continuing operations was $59.2million compared to gross profit of $4.0million in the prior year period. The increase was primarily due to the contribution of EV71 vaccine sales in the first half of 2017. Gross margin was 88.4% compared to 32.2% in the prior year period. The low growth margin in the first half of 2016 was due to higher inventory provision provided for the hepatitis A&B and mumps vaccines, higher idle capacity costs charged to cost of sales, and a negative gross profit for the hepatitis A&B vaccine due to higher sales returns provision provided in the first half of 2016 as a result of the Shandong incident.

Selling, general and administrative expenses in the first half of 2017 were $36.7 million compared to $14.5 million in the same period of 2016. The Company’s selling, general and administrative expenses increased with the higher level of sales activity. The Company also incurred a cost of $0.8 million relating to the proposed privatization of Sinovac.

R&D expenses in the first half of 2017 were $8.8million compared to $4.9 million in the same period of 2016. The increase was mainly due to higher R&D expenses on the varicella and sIPV vaccine projects in the first half of 2017.

Income from continuing operations was $15.8million compared to loss from continuing operations of $14.2 million in the prior year period.

Net income attributable to common shareholders was $10.9million, or $0.19per basic and diluted share, compared to net loss attributable to common shareholders of $8.3 million, or $(0.14) per basic and diluted share, in the prior year period.

Non-GAAP EBITDA was $15.9million in the first half of 2017 compared to a loss of $11.9 million in the prior year period. Non-GAAP net income from continuing operations in the first half of 2017 was $16.2million compared to a loss of$13.1 million in the prior year period. Non-GAAP diluted earnings per share from continuing operations in the first half of 2017 were $0.20 compared to a loss of $(0.17) per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of June 30, 2017, cash and cash equivalents totaled $55.0 million compared to $62.4 million as of December 31, 2016. For the six months ended June 30, 2017 net cash provided by operating activities was $5.1 million. Net cash used in investing activities was $6.8million, which was due to the purchase of equipment. Net cash used in financing activities was $6.7million, including loan proceeds of $11.2million and loan repayments of $17.9million. As of June 30, 2017, the Company had $21.8million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months. The Company will seek new commercial bank loans to finance the commercialization of its pipeline products and for other operational purposes when appropriate.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of Sinovac’s operating performance. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2017 and December 31, 2016

(Expressed in thousands of U.S. Dollars)

	June 30, 2017	December 31, 2016
Current assets	(Unaudited)

Cash and cash equivalents	$54,979	$62,434
Restricted cash	-	3,007
Accounts receivable - net	81,616	49,832
Inventories	17,854	14,102
Prepaid expenses and deposits	958	1,372
Deferred tax assets	5,909	3,492
Income tax recoverable	1,092	-
Current assets held for sale	-	-
Total current assets	162,408	134,239

Property, plant and equipment	72,990	66,882
Prepaid land lease payments	8,788	8,697
Long-term inventories	57	98
Long-term prepaid expenses	24	23
Prepayment for acquisition of equipment	820	964
Deferred tax assets	338	452
Total assets	245,425	211,355

Current liabilities
Short-term bank loans and current portion of long-term bank loans and other debt	21,841	31,279
Loan from a non-controlling shareholder	2,360	2,304
Accounts payable and accrued liabilities	51,543	24,960
Income tax payable	-	3,178
Deferred revenue	300	2,766
Deferred government grants	1,820	1,777
Current liabilities held for sale	-	-
Total current liabilities	77,864	66,264

Deferred government grants	2,578	2,953
Long-term bank loans	12,307	9,448
Deferred revenue	118	89
Other non-current liabilities	3,006	2,935
Total long-term liabilities	18,009	15,425

Total liabilities	95,873	81,689

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	57	57
Additional paid in capital	113,192	112,668
Accumulated other comprehensive income	3,340	168
Statutory surplus reserves	14,788	14,788
Accumulated deficit	(1,061)	(11,914)
Total shareholders' equity	130,316	115,767

Non-controlling interests	19,236	13,899
Total equity	149,552	129,666
Total liabilities and equity	$245,425	211,355

SINOVAC BIOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the six months ended June 30, 2017 and 2016

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2017	2016
Sales	$66,908	$12,331
Cost of sales	7,735	8,363
Gross profit	59,173	3,968

Selling, general and administrative expenses	36,719	14,464
Provision for doubtful accounts	527	565
Research and development expenses	8,779	4,851
Loss on disposal of property, plant and equipment	13	121
Government grants recognized in income	(4)	(484)
Total operating expenses	46,034	19,517
Operating income	13,139	(15,549)

Interest and financing expenses	(822)	(784)
Interest income	464	453
Other income	104	236
Income (loss) from continuing operations before income taxes	12,885	(15,644)
Income tax benefit	2,960	1,492
Income (loss) from continuing operations	15,845	(14,152)
Income from discontinued operations, net of tax of nil	-	2,338
Net income (loss)	15,845	(11,814)
Less: (Income) loss attributable to non-controlling interests	(4,992)	3,564
Net income (loss) attributable to shareholders of Sinovac	10,853	(8,250)

Income (loss) from continuing operations	15,845	(14,152)
Other comprehensive loss from continuing operations, net of tax of nil
Foreign currency translation adjustments	3,517	(4,300)
Comprehensive income (loss) from continuing operations	19,362	(18,452)

Income from discontinued operations	-	2,338
Other comprehensive income (loss) from discontinued operations, net of tax of nil
Foreign currency translation adjustments	-	-
Comprehensive income from discontinued operations	-	2,338

Comprehensive income (loss)	19,362	(16,114)
Less: comprehensive (income) loss attributable to non-controlling interests	(5,337)	3,836
Comprehensive income (loss) attributable to shareholders of Sinovac	$14,025	$(12,278)

Earnings (loss) per share
Basic net income (loss) per share:
Continuing operations	0.19	(0.19)
Discontinued operations	0.00	0.05
Basic net income (loss) per share	0.19	(0.14)

Diluted net income (loss) per share:
Continuing operations	0.19	(0.19)
Discontinued operations	0.00	0.05
Diluted net income (loss) per share	0.19	(0.14)

Weighted average number of shares of common stock outstanding
Basic	57,015,223	56,922,175
Diluted	57,036,805	56,990,675

SINOVAC BIOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2017 and 2016

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2017	2016
Cash flows provided by (used in) operating activities
Income (loss) from continuing operations	$15,845	$(14,152)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes	(2,178)	68
- Share-based compensation	484	632
- Inventory provision	274	2,751
- Provision for doubtful accounts	527	565
- Loss on disposal and impairment of property, plant and equipment	13	121
- Government grants recognized in income	(4)	(484)
- Depreciation of property, plant and equipment and amortization of licenses	2,123	2,874
- Amortization of prepaid land lease payments	117	126
Changes in:
- Accounts receivable	(30,705)	8,301
- Inventories	(3,598)	(6,313)
- Income tax payable	(4,289)	(2,840)
- Prepaid expenses and deposits	440	116
- Deferred revenue	(2,473)	(7,568)
- Accounts payable and accrued liabilities	25,482	303
- Deferred government grants	-	31
- Restricted cash	3,037	-
Net cash provided by (used in) operating activities from continuing operations	5,095	(15,469)
Net cash used in operating activities from discontinued operations	-	(95)
Net cash provided by (used in) operating activities	5,095	(15,564)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	11,171	22,654
- Repayments of bank loans	(17,948)	(17,751)
- Proceeds from issuance of common stock, net of share issuance costs	35	760
- Proceeds from shares subscribed	-	36
- Government grant received	92	-
Net cash provided by (used in) financing activities	(6,650)	5,699

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(6,768)	(4,611)
- Proceeds from disposal of subsidiary	-	875
Net cash used in investing activities from continuing operations	(6,768)	(3,736)
Net cash used in investing activities from discontinued operations	-	(9)
Net cash used in investing activities	(6,768)	(3,745)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	868	(1,149)

Decrease in cash and cash equivalents, including cash classified within current assets held for sale	(7,455)	(14,759)
Less: Net decrease in cash classified within current assets for sale	-	(143)
Decrease in cash and cash equivalents	(7,455)	(14,616)

Cash and cash equivalents, beginning of period	62,434	63,834

Cash and cash equivalents, end of period	$54,979	$49,218

SINOVAC BIOTECH LTD.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the six months ended June 30, 2017 and 2016

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2017	2016
Income (loss) from continuing operations	$15,845	$(14,152)
Adjustments:
Share-based compensation	484	632
Depreciation and amortization	2,240	3,000
Interest and financing expenses, net of interest income	358	331
Net other income	(104)	(236)
Income tax benefit	(2,960)	(1,492)
Non-GAAP EBITDA	15,863	(11,917)

Income (loss) from continuing operations	$15,845	(14,152)
Add: Foreign exchange loss (gain)	(135)	403
Add: Share-based compensation	484	632
Non-GAAP net income (loss) from continuing operations	16,194	(13,117)

Net income (loss) from continuing operations attributable to shareholders of Sinovac	10,853	(10,588)
Add: Non-GAAP adjustments to net income from continuing operations	349	1,035
Non-GAAP net income attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings (loss) per share	11,202	(9,553)

Weighted average number of shares on a diluted basis	57,036,805	56,990,675
Diluted earnings (loss) per share from continuing operations	0.19	(0.19)
Add: Non-GAAP adjustments to net income per share from continuing operations	0.01	0.02
Non-GAAP Diluted earnings (loss) per share from continuing operations	0.20	(0.17)